Exhibit 12.1

COMPUATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Three Months Ended June 30,	Three Months Ended March 31,
				Year Ended December 31,
	2012	2012	2012	2011	2010	2009	2008	2007
	(dollars in thousands)
Earnings:
Income (Loss) from Continuing Operations Before Income Taxes and Adjustment for Income (Loss) from Equity Investees	$240,314	$237,598	$2,716	$443,905	$(110,047)	$(300,062)	$828,369	$(351,406)
(Income) Loss from Equity Investees	(686)	134	(820)	188	(10)	—	—	—

Income (Loss) from Continuing Operations Before Income Taxes but After Adjustment for (Income) Loss from Equity Investees	239,628	237,732	1,896	444,093	(110,057)	(300,062)	828,369	(351,406)
Fixed Charges	173,167	95,172	77,995	261,976	194,733	93,280	95,613	39,535
Distributed Income of Equity Investees	715	715	—	900	854	—	—	—
Capitalized Interest	(1,035)	(673)	(362)	(1,868)	(884)	(324)	(875)	(478)

Total Earnings Available for Fixed Charges	$412,475	$332,946	$79,529	$705,101	$84,646	$(207,106)	$923,107	$(312,349)

Fixed Charges:
Interest and Debt Expenses	$171,909	94,390	$77,519	$259,725	$193,510	$92,701	$94,517	$38,974
Capitalized Interest	1,035	673	362	1,868	884	324	875	478
Interest Portion of Rental Expense	223	109	114	383	339	255	221	83

Total Fixed Charges	$173,167	$95,172	$77,995	$261,976	$194,733	$93,280	$95,613	$39,535

Ratio of Earnings to Fixed Charges	2.38	3.50	1.02	2.69	— (1)	— (1)	9.65	— (1)

(1)	Earnings for the years ended December 31, 2010, 2009 and 2007 were insufficient to cover fixed charges by approximately $110 million, $300 million and $352 million, respectively, primarily due to non-cash charges of approximately $232 million, $591 million and $383 million, respectively, associated with changes in mark-to-market values related to oil and natural gas derivatives.